

16012118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: March 31, 2016 |
| Estimated average burden hours per response ..........12.00 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-37152 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**FIRST ILLINOIS SECURITIES, INC.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 Heritage Drive; Suite 105
(No. and Street)

Bourbonnais (City) Illinois (State) 60914 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas T. Avello (312) 239-6275
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
(Name – if individual, state last, first, middle name)

209 West Jackson Boulevard, Suite 404 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)



**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

## OATH OR AFFIRMATION

I, **Nicholas T. Avello**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **First Illinois Securities, Inc.** as of **December 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Interim CFO

Title

Sworn and subscribed to me on the

26 day of Feb , 2016



PATRICIA J GLEICH
Official Seal
Notary Public - State of Illinois
My Commission Expires Jan 25, 2020


Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A copy of the Exemption Report.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**TELEPHONE**
**(312) 939-0477**

**FAX**
**(312) 939-8739**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Illinois Securities, Inc.

We have audited the accompanying financial statements of First Illinois Securities, Inc. (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2015, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. First Illinois Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Illinois Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of First Illinois Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Illinois Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2016

**FIRST ILLINOIS SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2015**

## ASSETS

| | |
|---|---|
| Cash in bank | $ 1,464 |
| Money market/CD investment | 27,764 |
| Receivable from broker/dealers | 2,958 |
| Deposit with broker/dealer | 16,867 |
| Other assets | 276 |
| Total assets | $ 49,329 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | | $ 2,538 |
| **Stockholder's Equity** | | |
| Common stock, voting .01 par value; authorized 1,000 shares; issued and outstanding 1,000 shares | $ 10 | |
| Additional paid-in capital | 7,490 | |
| Retained earnings | 39,291 | |
| Total stockholder's equity | | 46,791 |
| Total liabilities and stockholders' equity | | $ 49,329 |

The accompanying notes to the financial statements are an integral part of this statement.

**FIRST ILLINOIS SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | |
|---|---|
| **Revenue** | |
| Commissions | $ 48,039 |
| Net investment gains/(loss) | 55 |
| Interest and dividends | 3,035 |
| Total revenue | 51,129 |
| **Expenses** | |
| Clearing and execution charges | 7,383 |
| Professional fees | 25,235 |
| Fees paid under expense sharing agreement | 74,975 |
| Other operating expenses | 3,798 |
| Total expenses | 111,391 |
| Net income | $ (60,262) |

The accompanying notes to the financial statements are an integral part of this statement.

**FIRST ILLINOIS SECURITIES, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| | Common Stock Voting | Additional Paid-In Capital | Retained Earnings | Total Stockholders' Equity |
|---|---|---|---|---|
| Balance – Beginning of year | $ 10 | $ 7,490 | $ 99,553 | $ 107,053 |
| Net income (loss) | -0- | -0- | (60,262) | (60,262) |
| Less: Stockholder Distributions | -0- | -0- | -0- | -0- |
| Balance- End of year | $ 10 | $ 7,490 | $ 39,291 | $ 46,791 |

The accompanying notes to the financial statements are an integral part of this statement.

**5IRST ILLINOIS SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

| **Cash Flows From (To) Operating Activities:** | | |
|---|---|---|
| Net income (loss) | | $ (60,262) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net (gain) loss on investments | (55) | |
| Changes in assets and liabilities: | | |
| Receivables from broker/dealers | 7,499 | |
| Prepaid Expense | 1,435 | |
| Investments | 2,131 | |
| Accounts payable and accrued expenses | (2,176) | |
| Net cash from (to) operating activities | | $ 8,834 |
| Net increase (decrease) in cash | | (51,428) |
| Cash at beginning of year | | 52,892 |
| Cash at end of year | | $ 1,464 |

**Supplemental Information:**

During the year the following amounts were paid for:

| | |
|---|---|
| Interest expense | $ -0- |
| Income taxes | $ -0- |

The accompanying notes to the financial statements are an integral part of this statement.

**FIRST ILLINOIS SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

## (1) Nature of Business and Significant Accounting Policies

The Company was incorporated in Illinois on November 19, 1986. In 1994, the Company changed its name from Dearborn Securities, Inc. to First Illinois Securities, Inc. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities. Operations began approximately August 6, 1987.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that The Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

The preparation of financial statements in conformity with generally accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Security transactions are recorded on a trade date basis and are recorded at fair value.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

*Level 1* – Quoted prices in active markets for identical assets or liabilities.

*Level 2* – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

*Level 3* – Unobservable inputs that are significant to the fair value of the assets or liabilities.

The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level

## (1) Nature of Business and Significant Accounting Policies (cont'd)

within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The Company had no reportable Investments as of December 31,2015.

Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the accelerated and straight line depreciation methods.

Maintenance and repairs are charged to income as incurred. Expenditures which materially extend the original useful lives of assets are capitalized.

The Company's policy is to include cash on hand and amounts due from banks in reporting cash flows.

## (2) Net Capital Requirement

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness" [$169], whichever is greater, as these terms are defined.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2015, the Company had adjusted net capital and net capital requirements of $46,491 and $5,000 respectively. The net capital rule may effectively restrict the payment of cash dividends.

## (3) Related Party Transactions/Commitments and Contingencies

The Company has entered into a variety of transactions with its shareholder and an entity controlled by its shareholder. Operating expenses of the Company are paid to a related company that has the contractual obligation for payments. There are no unpaid commitments as of December 31, 2015. The aggregate amount of these broker dealer's expenses for the year ended December 31, 2015 was $74,975

## (3) Related Party Transactions/Commitments and Contingencies (continued)

| | Monthly | Annual | 75% for BD |
|---|---|---|---|
| Office Space | $ 1,500 | $ 18,000 | $ 13,500 |
| Professional Services | 1,000 | 12,000 | 9,000 |
| Quotation Services | 1,000 | 12,000 | 9,000 |
| Office Compliance Support | 7,500 | 90,000 | 67,500 |
| | | | $ 99,000 |
| BD Expense paid to affiliate | | | $ 74,975 |
| *BD Expense paid to Outside Service | | | 23,250 |
| | | | $ 98,225 |

* due to Internal Compliance person's untimely expiration

## (4) C Corporation

Effective November 19, 1986, the Company defaulted to C Corporation status for federal income tax purposes.

## (5) Accounting for Uncertainty in Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements. The earliest year that the Company is subject to examination by tax authorities is the year ended December 31, 2012.

## (6) Off-Balance-Sheet Risk

The Company does not clear its own securities transactions and it has established an account with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with the clearing firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the SEC.

## (6) Off-Balance-Sheet Risk (continued)

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and they are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any significant payments under the agreement and has not recorded a contingent liability in the financial statements for the indemnification.

## (7) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 26, 2016, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

# SUPPLEMENTAL INFORMATION

**FIRST ILLINOIS SECURITIES, INC.**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1**
**AS OF DECEMBER 31, 2015**

| | |
|---|---|
| Total member's capital (deficit) | $ 46,791 |
| Additions: | |
| Subordinated borrowings, allowable | - |
| Total member's capital (deficit) and allowable subordinated borrowing | 46,791 |
| Deductions and/or charges: | |
| Furniture and equipment, non-allowable | |
| Other, non-allowable | 300 |
| **Net capital** | 46,491 |
| Minimum net capital requirement | 5,000 |
| **Excess net capital** | $ 41,491 |
| Aggregate indebtedness: | |
| Accrued compensation | |
| Accounts payable and accrued expenses | 2,538 |
| **Total aggregate indebtedness** | $ 2,538 |
| Ratio of aggregate indebtedness to net capital | .05 to 1 |

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2015.

**FIRST ILLINOIS SECURITIES, INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3**
**AS OF DECEMBER 31, 2015**

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**AS OF DECEMBER 31, 2015**

None, the Company is exempt from Rule 15c3-3 pursuant to provisions of subparagraph (k)(2)(ii) thereof.

There are no material differences between the above computation and the Company's corresponding unaudited filing. See Auditor's Report.

**FIRST ILLINOIS SECURITIES, INC.**

**REVIEW OF EXEMPTION REPORT**
**DECEMBER 31, 2015**

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of First Illinois Securities, Inc.

We have reviewed management's statements, included in the accompanying exemption report of First Illinois Securities, Inc. (the Company), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2) (ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Bradford R. Dooley & Associates

Chicago, Illinois
February 26, 2016

**FIRST ILLINOIS SECURITIES, INC.**
**STATEMENT OF EXEMPTION**
**FOR THE YEAR ENDED DECEMBER 31, 2015**

Exemption Report

**First Illinois Securities, Inc.** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) ii]

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) (2) ii throughout the most recent fiscal year without exception.

First Illinois Securities, Inc.

I, Nicholas T. Avello, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Interim CFO 

February 26, 2016